UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the month of May 2024
Commission File Number 001-37626
Mesoblast Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Australia
(Jurisdiction of incorporation or organization)

Silviu Itescu
Chief Executive Officer and Executive Director
Level 38
55 Collins Street
Melbourne 3000
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐

INFORMATION CONTAINED ON THIS REPORT ON FORM 6-K
On April 30, 2024, Mesoblast Limited filed with the Australian Securities Exchange a quarterly report for entities admitted on the basis of commitments (Appendix 4C) for the quarter ended March 31, 2024, which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.
On April 30, 2024, Mesoblast Limited filed with the Australian Securities Exchange a new release announcement, which is attached hereto as Exhibit 99.2, and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Mesoblast Limited
/s/ Paul Hughes

Paul Hughes
Company Secretary
Dated: May 1, 2024

INDEX TO EXHIBITS

Item

99.1	Appendix 4C of Mesoblast Ltd, dated April 30, 2024.
99.2	Press release of Mesoblast Ltd, dated April 30, 2024.